

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2022

Linan Gong
Chairman
TMT Acquisition Corp.
500 Fifth Avenue
Suite 938
New York, NY 10110

   Re: TMT Acquisition Corp.
    Amendment No. 4 to Registration Statement on Form S-1
    Filed March 30, 2022
    File No. 333-259879

Dear Mr. Gong:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

General

1. We note the disclosure that you will not undertake your initial business combination "with a target business with its principal business operations in China (including Hong Kong and Macau)." Please revise to reflect, if true, that you will not enter into an initial business combination with a target business <u>located in</u> or with its principal business operations in China (including Hong Kong and Macau).

Enforcement of Civil Liabilities, page 129

2.   Please revise this section to clearly identify those officers and directors who are located outside of the United States, and address the ability of shareholders to enforce their legal rights under United States securities laws against these officers and directors. In addition, please revise the risk factor on page 62 to clearly disclose those officers and directors that are located outside of the United States and further expand upon the risks of enforcing civil liability against officers and directors.

   Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Liang Shih, Esq.